SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 Amendment No. 2

NII Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

62913F508
(CUSIP Number)

Samuel Jed Rubin, Esq.

c/o Aurelius Capital Management, LP

535 Madison Avenue, 22nd Floor

New York, New York 10022

(646) 445-6590

with a copy to:

Eleazer Klein, Esq.

Jason Kaplan, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

 (Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913F508	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,737,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,737,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,737,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.72%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62913F508	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Convergence Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 484,179
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 484,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 484,179
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.48%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62913F508	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,525,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,525,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,525,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.51%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62913F508	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,746,836
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,746,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,746,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.71%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 62913F508	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Mark D. Brodsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,746,836
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,746,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,746,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.71%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 62913F508	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 2 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 6, 2015 (the "Original Schedule 13D", as amended, the "Schedule 13D") with respect to the common stock, $0.001 par value (the "Common Stock"), of NII Holdings, Inc. a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment No. 2 amends Item 5(a)-(c) and (e) as set forth below.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 100,566,040 shares of Common Stock outstanding as of May 5, 2017 as disclosed in the Issuer's Form 10-Q filed with the SEC on May 10, 2017.

(c) Information concerning transactions in the Common Stock by the Reporting Persons effected during the past sixty days is set forth in Annex I hereto and is incorporated herein by reference. Other than as set forth in Item 5(e) below, Aurelius Capital Master, Ltd. and Aurelius Convergence Master, Ltd. are the only Reporting Persons to have effected transactions in the Common Stock in the past sixty days.

(e) Effective April 1, 2017, the shares of Common Stock held by ACP Master, Ltd. were transferred to Aurelius Capital Master, Ltd. in an internal restructuring. Accordingly, ACP Master, Ltd. is no longer a Reporting Person on this Schedule 13D.

CUSIP No. 62913F508	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 31, 2017

AURELIUS CONVERGENCE MASTER, LTD.

By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity

By: /s/ Samuel Jed Rubin

Name: Samuel Jed Rubin

Title: Authorized Person

AURELIUS CAPITAL MASTER, LTD.

By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity

By: /s/ Samuel Jed Rubin

Name: Samuel Jed Rubin

Title: Authorized Person

AURELIUS CAPITAL MANAGEMENT, LP By: /s/ Samuel Jed Rubin Name: Samuel Jed Rubin Title: Authorized Person	AURELIUS INVESTMENT, LLC By: Aurelius Capital Management, LP, solely as manager and not in its individual capacity By: /s/ Samuel Jed Rubin Name: Samuel Jed Rubin Title: Authorized Person
/s/ Mark D. Brodsky MARK D. BRODSKY

CUSIP No. 62913F508	SCHEDULE 13D/A	Page 9 of 9 Pages

Annex I

Transactions in the Shares Effected During the Past Sixty Days

This Annex I sets forth transactions in the Common Stock by Aurelius Capital Master, Ltd. and Aurelius Convergence Master, Ltd. in the past sixty days. Unless otherwise indicated, all trades were effected in the open market through brokers.

TRANSACTIONS IN THE COMMON STOCK BY Aurelius CAPITAL MASTER, LTD.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/26/2017	(921,768)	1.0166
5/30/2017	(51,020)	0.9006
5/31/2017	(40,074)	0.9000

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CONVERGENCE MASTER, LTD.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/26/2017	(178,304)	1.0166
5/30/2017	(9,869)	0.9006
5/31/2017	(7,752)	0.9000